ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols 617-854-2418 Kathleen.Nichols@ropesgray.com

December 19, 2017

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore and Lauren Hamilton

Re:	NexPoint Credit Strategies Fund
Registration Statement on Form N-2
(File Nos. 811-21869 and 333-219983)

Dear Mr. Minore and Ms. Hamilton:

On behalf of NexPoint Credit Strategies Fund (the “Trust”), a Delaware statutory trust, please find below the Trust’s responses to the comments provided orally via conference call on September 15, 2017 (each a “Comment” and, collectively, the “Comments”) relating to the Trust’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2017 (accession no. 0001193125-17-258663) (the “Registration Statement”).

For the convenience of the staff of the Commission (the “Staff”), the Comments have been summarized below. The Trust’s response follows each Comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please confirm that the accounting treatment of the Trust’s investments in collateralized loan obligations (“CLOs”) conforms with the “effective yield method” set forth in ASC 325-40 – “Beneficial Interests in Securities Financial Assets.” Please supplementally describe how the Trust determines the return of capital from CLO distributions over the life of the security. Further, please supplementally provide how much income was recognized from CLO equity positions for the year ended 12/31/16 and the semi-annual period through 6/30/17.

Response: The Trust confirms that its accounting treatment of the Trust’s investments in CLOs conforms in all material respects with the effective yield method set forth in ASC 325-40.

For CLO bond tranches, the Trust reduces its basis in investments when the Trustee announces payments on par held. For CLO equity tranches, the typical CLO indenture requires that any flows to equity shareholders come from excess interest earned on underlying positions, not from principal of those underlying positions. Only after all debt tranches of the CLO are paid down will any principal from underlying positions flow to equity shareholders. The details of principal/interest cash is generally disclosed by the Trustee of each CLO in the periodic report that is available to shareholders. When debt positions are paid down and principal from underlying positions does begin to flow to equity shareholders, the Trust books these flows as return of capital accordingly.

The Trust divides inflows on preference shares and subordinated tranches into either income or return of capital. For the six months ended June 30, 2017, the Trust recognized ~$13.0 million of income from CLO preference shares and subordinated tranches. For the year ended December 31, 2016, the Trust recognized approximately $39.3 million of income from CLO preference shares and subordinated tranches.

2.	Staff Comment: Please revise the fee table and related footnotes to present financial information as of the June 30, 2017 period end.

Response: The Trust has revised the fee table and related footnotes to present financial information as of the June 30, 2017 period end.

3.	Staff Comment: With reference to Item 4.3 of Form N-2, please explain supplementally how the Trust meets the audit requirement with respect to the Trust’s outstanding senior securities. Further, please revise the Registration Statement to include financial information relating to the Trust’s senior securities through the June 30, 2017 period end.

Response: The Trust confirms that it will include the table of senior securities as required by Item 4.3 of Form N-2, and will file the opinion of its auditors relating to such table of senior securities as an exhibit to the Registration Statement.

4.	Staff Comment: Please revise the Registration Statement to include the Trust’s unaudited semi-annual financial statements for the June 30, 2017 reporting period.

Response: The requested change has been made.

5.	Staff Comment: Please file powers of attorney that confer specific authority to file the Registration Statement and any related amendments.

Response: The Trust will file the powers of attorney as exhibits to the upcoming amendment to the Registration Statement.

6.	Staff Comment: In the “Plan of Distribution” section of the prospectus, please add disclosure indicating that the conversion exercise or exchange ratio of common shares for any rights offering will not exceed 1 share of common for every 3 rights converted exercised or exchanged.

Response: In response to the Staff’s comment, the Trust has revised the first paragraph of the “Plan of Distribution” section as follows:

We may offer, from time to time, in one or more Offerings, up to $[        ] of our common shares or subscription rights, separately or as units comprising any combination of the foregoing, on the terms to be determined at the time of such Offering. The subscription rights offered by means of this prospectus may be convertible or exchangeable into common shares at a ratio not to exceed one share of common shares received for every three rights converted, exercised or exchanged. We may sell the securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale (including agents, underwriters or dealers affiliated with the Investment Adviser). Purchasers may include existing shareholders in a rights offering (or investors who acquire transferable rights from shareholders) and the Investment Adviser’s Shareholder Loyalty Program on behalf of its participants. See “Shareholder Loyalty Program.” In the case of a rights offering, the applicable prospectus supplement will set forth the number of our common shares issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

7.	Staff Comment: Please revise the section “Determinations in Connection with Offerings” to clarify that the Trust will make a determination of its NAV in connection with each offering of its securities.

Response: In response to the Staff’s comment, the Trust has revised the applicable disclosure as follows:

In connection with any primary offering of the Trust’s common shares, the Trust ~~will need~~ is required to make the determination that it is not selling its common shares at a price below its then current net asset value at the time at which the sale is made. However, if the net asset value of the Trust changes during the pendency of a primary offering such that ~~To the extent that there is a possibility that the Trust may~~ (i) ~~issue common shares at a~~ there is a possibility that the price of the Trust’s common shares could fall below the then current net asset value of its common shares at the time at which the sale is made, or (ii) there is a possibility that the Trust could trigger the undertaking (which the Trust provided to the Commission in the registration statement to which this prospectus is a part) to suspend the offering of its common shares pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the Trust may elect, in the case of clause (i) above, to postpone the offering until such time as the~~that~~ Trust makes a determination that it is not at risk of selling its common shares at a price below its then current net asset value ~~there is no longer the possibility of the occurrence of such event~~ and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

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Should members of the Staff have any questions or comments, they should contact the undersigned by telephone at (617) 854-2418 or to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols

Kathleen Nichols

Enclosures

cc:	Dustin Norris
Brian McCabe, Esq.